BLA CKWELL SANDERS PEPER MARTIN LLP

4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080

WEBSITE: www.blackwellsanders.com

Kirstin P. Salzman DIRECT: (816) 983-8316	DIRECT FAX: (816) 983-8080 E-MAIL: ksalzman@blackwellsanders.com

September 19, 2006

Via EDGAR Transmission

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monmouth Real Estate Investment Corporation

Registration Statement on Form S-3

Filed August 25, 2006

File No. 333-136896

Form 10-K for the period ended September 30, 2005

Form 10-Qs for the periods ended December 31, 2005 and March 31, 2006.

Dear Ms. Garnett:

On behalf of Monmouth Real Estate Investment Corporation (the “company”), I am writing to respond to the comments of the staff (the “staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 7, 2006, with respect to the above-referenced filing (the “comment letter”). This letter and an amendment to the registration statement referenced above are being filed with the Commission electronically today. The Form 10-K and Form 10-Qs referenced above were each re-filed with the Commission in their entirety electronically on September 11, 2006.

For ease of reference, each of the staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response.

Undertakings, Page II-4

1.	It is unclear whether you are relying on Rule 430B or 430C of Regulation C for your Rule 415 unallocated shelf offering. Please revise to include the applicable undertaking relevant to your offering.

KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA

SPRINGFIELD, MISSOURI • EDWARDSVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM

AFFILIATES: LEEDS • MANCHESTER

MEMBER OF THE WORLD SERVICES GROUP

Ms. Karen J. Garnett September 19, 2006 Page 2

Response: The company is relying on Rule 430B of Regulation C for its Rule 415 unallocated shelf offering. We have revised the disclosure in the registration statement to include the applicable undertaking relevant to the offering as requested.

2.	It appears that the undertaking required by Item 512(a)(6) of Regulation S-K may apply to your offering. Please revise to include the undertaking or tell us why you believe it is not applicable.

Response: We have revised the disclosure in the registration statement to include the undertaking set forth in Item 512(a)(6) of Regulation S-K as requested.

3.	Please tell us why you have included the Item 512(i) of Regulation S-K undertakings which do not appear to apply to your Rule 415 offering.

Response: We have revised the disclosure in the registration statement to remove the undertakings set forth in Item 512(i) of Regulation S-K as requested.

4.

It is unclear why you have included the undertaking applicable to the qualification of trust indentures under Item 512(j) of Regulation S-K since it does not appear that you are registering debt securities. Please revise or advise.

Response: We have revised the disclosure in the registration statement to remove the undertaking set forth in Item 512(j) of Regulation S-K as requested.

Form 10-K for the period ended September 30, 2005 and subsequent quarterly reports

5.

We note the inclusion in your Form 10-K of disclosure required by Item 308 of Regulation S-K, relating to management’s report on internal controls over financial reporting. However, language relating to internal controls, which was previously omitted from your certifications, was not included in the certifications filed with your Form 10-K and subsequent Form 10-Qs for the periods ended 12/31/05 and 3/31/06. Please re-file your Form 10-K and subsequent 10-Qs in their entirety with revised certifications that include the required language. For additional guidance, see Exemptive Order on Management’s Report on Internal Control over Financial Reporting and Related Auditor Report, Frequently Asked Questions, January 21, 2005, Q&A No. 1.

Response: On September 11, 2006, the company re-filed its Form 10-K for the period ended September 30, 2005 and Form 10-Qs for the periods ended December 31, 2005 and March 31, 2006 in their entirety with revised certifications that include the required language as requested.

Ms. Karen J. Garnett September 19, 2006 Page 3

If you have any questions regarding any of the responses, please feel free to call me at 816-983-8316.

Very truly yours, BLACKWELL SANDERS PEPER MARTIN LLP
By:	/s/ Kirstin P. Salzman
Kirstin P. Salzman

Enclosures

cc:	Eugene W. Landy (w/out enclosures)

Cynthia J. Morgenstern (w/out enclosures)

Anna T. Chew (w/out enclosures)

Monmouth Real Estate Investment Corporation

Juniper Business Plaza, Suite 3-C, 3499 Route 9 North,

Freehold, New Jersey 07728

(732) 577-9996

September 12, 2006

Via EDGAR Transmission

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monmouth Real Estate Investment Corporation (the “company”)

Registration Statement on Form S-3

Filed August 25, 2006

File No. 333-136896

Form 10-K for the period ended September 30, 2005

Form 10-Qs for the periods ended December 31, 2005 and March 31, 2006.

Dear Ms. Garnett:

In accordance with your request in your letter dated September 7, 2006 with respect to the above-referenced filings, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Cynthia J. Morgenstern
Cynthia J. Morgenstern Executive Vice President